May 24, 2013

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation

Amendment No. 15 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 15 to the Registration Statement on Form S-1 filed on May 6, 2013 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated May 15, 2013 to Michael C. Arnold, Chief Executive Officer and President of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 16 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Prospectus Summary, page 1

1.	Comment: Please revise to disclose, in an appropriate place in your prospectus summary section a brief summary of the board nomination rights that Platinum will receive pursuant to the Investor Rights Agreement.

Response: The Company has revised the Registration Statement on pages 9 and 10 to comply with the Staff’s comment.

Our Company, page 1

Lean Operating Structure Providing Operating Leverage, page 6

2.	Comment: We note your revised disclosure on pages 6 and 60 regarding the average number of inventory days in 2011. Please revise to address the fact that the number of inventory days rose in 2012 as compared to the number of inventory days in 2011.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 24, 2013

Response: The Company has revised the Registration Statement on pages 6 and 64 to comply with the Staff’s comment.

Our Strategy, page 7

Expand Margins, page 7

3.	Comment: We note your disclosure in the first paragraph on page 7 regarding your gross margins as a percentage of sales, excluding LIFO expense. Please revise to disclose why you have excluded this expense or include a cross-reference to such disclosure in your document.

Response: The Company has revised the Registration Statement on pages 7 and 65 to comply with the Staff’s comment.

4.	Comment: Please revise the second paragraph of this section to disclose the percentage of your capital expenditures that have gone toward upgrading and adding plate and long processing capabilities throughout your operational footprint in the last two years. Similarly revise at page 61.

Response: The Company has revised the Registration Statement on pages 7 and 65 to comply with the Staff’s comment.

Summary Historical Consolidated Financial and other Data, page 15

5.	Comment: We note your response to our prior comment number 16 and the changes that have been made to pages 15 and 16 of the registration statement in response to our prior comment. However, we do not believe the revisions made to the registration statement were fully responsive to our prior comment. As previously requested, please revise your disclosure to explain why you believe the non-GAAP measure “Adjusted EBITDA, excluding LIFO” provides useful information to investors and to the extent material disclose the additional purposes if any for the Company’s management uses this non-GAAP measure. Your current disclosures only provide this information for the non-GAAP measures “EBITDA” and “Adjusted EBITDA”.

Response: The Company has revised the Registration Statement on pages 16 and 17 to comply with the Staff’s comment.

Risk Factors, page 17

6.	Comment: Please add risk factor disclosure to discuss risks associated with Platinum’s board nomination rights pursuant to the Investor Rights Agreement.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 24, 2013

Response: The Company has revised the Registration Statement on pages 27 and 28 to comply with the Staff’s comment.

Use of Proceeds, page 31

7.	Comment: Please revise to disclose the related transaction fees, expenses and premiums that you expect to pay in connection with this offering.

Response: [The Company has revised the Registration Statement on pages 13 and 33 to comply with the Staff’s comment.]

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Contractual Obligations, page 49

8.	Comment: We note your response to previous comment 21. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise the pro forma table of contractual obligations to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the pro forma table of contractual obligations in the Registration Statement to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum once the Company determines the expected amounts with respect to each of the payments it intends to make using the offering proceeds.

Report of Independent Registered Public Accounting Firm, page F-2

9.	Comment: We note your response to our prior comment 62, and reissue the comment. Prior to the planned effectiveness of the Company’s Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Response: The Company will remove the restrictive legend included on both the report and the consent of its independent registered public accounting firm immediately prior to the planned effectiveness of the Registration Statement.

Note 20. Subsequent Events, page F-41

10.	Comment: We note your response to our prior comment 27 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 24, 2013

Response: The Company will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively in a future amendment to the Registration Statement once the date and terms of the stock split have been determined.

Other

11.	Comment: The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the planned effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment and will ensure that its financial statements are updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the planned effective date of the registration statement.

12.	Comment: Please provide a currently dated consent from the independent public accountants in any future amendments to the S-1 registration statement.

Response: The Company acknowledges the Staff’s comment and will ensure that it provides a currently dated consent from its independent public accountants in any future amendments to the Registration Statement.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8103 with any further questions or comments.

Very truly yours,

/s/ Jared Nicholson

Jared Nicholson

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President

Cristopher Greer, Esq.